For Immediate Release
October 12, 2010
Manulife Financial Corporation Responds to “Mini-Tender” Offer

TORONTO – October 12, 2010 / Manulife Financial Corporation (“Manulife”) has received notice of an unsolicited “mini-tender” offer made by TRC Capital Corporation (“TRC”) to purchase up to 5,000,000, or 0.28 per cent, of the Company’s issued and outstanding common shares.  The offer price of $12.40 per share was 4.62 per cent below the $13.00 closing price of Manulife’s common shares on the Toronto Stock Exchange on September 29, 2010, the date immediately preceding the date the offer was commenced.  On October 8, 2010, the closing price of Manulife’s common shares on the Toronto Stock Exchange was $12.41.

Manulife makes no recommendation as to whether shareholders should tender their shares in response to TRC’s unsolicited offer.  However, securities administrators in Canada and the United States have recommended that investors exercise caution in connection with “mini-tender” offers because they are subject to few regulatory requirements.  Shareholders should consult their investment advisors regarding the TRC offer.

Manulife is in no way associated with TRC or its offer.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 22 countries and territories worldwide. For more than 120 years, clients have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions.  Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in life and property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were Cdn$454 billion (US$428 billion) as at June 30, 2010. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries: Laurie Lupton 416-852-7792 laurie_lupton@manulife.com	Investor Relations: Shad Ansari 1-800-795-9767 investor_relations@manulife.com